Good Beer Hunting LLC
Balance Sheet
As of December 31, 2021

ASSETS		
Current Assets		
Bank Accounts	$	24,151
Accounts Receivable (net of $25,000		
allowance for doubtful accounts)		232,170
Prepaid Expenses		4,131
Total Current Assets		260,452
Fixed Assets, net of accumulated depreciation		462
TOTAL ASSETS		260,914
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		16,018
Credit Cards		7,453
PPP Loan - Draw 2		82,559
Other Current Liabilities		10,349
Total Current Liabilities		116,379
Long-Term Liabilities		
Deferred Rent		7,511
Total Liabilities		123,890
Members' Equity		137,024
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	260,914

Good Beer Hunting LLC
Statement of Operations and Changes in Members' Equity
For the Year Ended December 31, 2021

Income	
4005 Consulting Services	$ 760,600
4010 Advertising Sales	22,000
4015 Product Sales	53,302
4020 Subscription Fees	24,044
4030 Reimbursable Expenses	7,768
Total Income	867,714
Cost of Goods Sold	
5005 Cost of labor - COS	151,142
5010 Subcontractors - COS	287,979
5015 Supplies & Materials - COGS	8,413
Total Cost of Goods Sold	447,534
Gross Profit	420,180
Operating Expenses	
6005 Advertising	1,466
6006 Promotional	6,688
6010 Auto Expenses	2,180
6015 Bank Charges	1,340
6017 Charitable Contributions	5,338
6030 Dues & Subscriptions	13,590
6035 Entertainment	800
6040 Insurance	6,787
6045 Interest Expense	1,098
6050 Legal & Professional Fees	24,635
6055 Meals and Entertainment	5,228
6060 Office Expenses	5,683
6065 Parking	120
6070 Payroll Expenses	94,243
6085 Rent or Lease	44,829
6090 Repair & Maintenance	2,902
6100 Shipping and delivery expense	2,905
6105 Software	21,793
6115 Taxes & Licenses	400
6120 Travel	5,589
6135 Utilities	6,848
6145 Website	3,903
Bad Debts	8,900
Payroll Processing Fees	3,648
Training/Seminars	766
Total Operating Expenses	271,679
Net Operating Income	148,501
Other Income	

Good Beer Hunting LLC
Statement of Operations and Changes in Members' Equity
For the Year Ended December 31, 2021

PPP Draw 1 Loan Forgiveness	71,100
Net Income	219,601
Members' Equity, Beginning of Year	50,548
Member Distributions	(133,125)
Members' Equity, End of Period	$ 137,024

Good Beer Hunting, LLC
Selected Information
For the Year Ended December 31, 2021

The accompanying financial statements include the following departures from Accounting Principles Generally Accepted in the United States of America:

1. The financial statements omit substantially all of the disclosures and statement of cash flows required by accounting principles generally accepted in the United States of America.
2. The current portion of deferred rent has not been reclassified as a current liability.

The effects of these departures have not been determined.

Good Beer Hunting LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	219,601
Adjustments to Reconcile Net Income to Net Cash		
Provided (Used) by Operating Activities		
Deferred Rent		(2,699)
PPP Loan Forgiveness		(71,100)
(Increase) Decrease in:		
Accounts Receivables		(87,348)
Prepaid Expenses		3,267
Increase (Decrease) in:		
Accounts Payable and Credit Cards Payable		(5,254)
Other Current Liabilities		(5,056)
Net Cash Provided (Used) by Operating Activities		51,411

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from Payroll Protection Loan	82,559
Member Distributions	(133,125)
Net Cash Provided by (Used in) Financing Activities	(50,566)

Increase (Decrease) in Cash		845
Cash - January 1, 2021		23,306
CASH - December 31, 2021	$	24,151

No Assurance is provided. See selected information.